An investment in the ETNs involves risks, including the possible loss of part or all of your investment. For a brief description of some of the risks, please see below. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable prospectus. Credit Suisse has filed a registration statement (including underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of ETNs. Before you invest, you should read the applicable term sheet, the Underlying Supplement dated September 14, 2009, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037. The ETNs may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Index; you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the term of the ETNs; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment. Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse.Investment banking services in the United States are provided by Credit Suisse Securities (USA) LLC, an affiliate of Credit Suisse Group. ©2010 CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved. Credit Suisse Long/Short Liquid Index The Credit Suisse Long/Short Liquid Index is a more liquid alternative to hedge fund investing, with lower fees. The index is designed to provide lower volatility than traditional asset classes with equity linked returns. The CSLS exchange traded note (ETN) offers low correlation to traditional asset classes. It seeks to replicate the performance of the Credit Suisse Tremont Long/Short Index by tracking the performance of non-hedge fund, transparent market measures. Plus, your clients have the freedom to buy and sell whenever they want on an exchange. The Credit Suisse Long/Short Liquid Index is just one more way we continue to create innovative solutions for you and your clients. Ticker symbol: CSLS credit-suisse.com/notes 0 manager risk 0 gates 0 percent performance fees One Credit Suisse the next generation of alternative investing